Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated December 28, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

CALIFORNIA MICRO DEVICES CORPORATION

at

$4.70 Net Per Share

by

PAC-10 ACQUISITION CORPORATION

an indirect, wholly-owned subsidiary of

ON SEMICONDUCTOR CORPORATION

PAC-10 Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON”), is offering to purchase all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), at a purchase price of $4.70 per Share (such price, or any higher per Share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 28, 2009 and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 26, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 14, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among ON, the Purchaser and California Micro Devices. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into California Micro Devices (the “Merger”) with California Micro Devices continuing as the surviving corporation and an indirect, wholly-owned subsidiary of ON. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of or reserved for issuance by California Micro Devices and Shares owned by ON or the Purchaser or direct or indirect wholly-owned subsidiaries of ON or California Micro Devices, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to $4.70 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The California Micro Devices Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of California Micro Devices and its stockholders and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and tender and voting agreements entered into by the Company’s officers and directors and an affiliated stockholder with ON, the Purchaser and the Company; and (iii) recommended that the stockholders of California Micro Devices accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable, agreed upon antitrust, competition or merger control laws, (iii) the absence of a Burdensome Condition (as defined in the Merger Agreement) being imposed in connection with obtaining any approvals or terminations described in clause (ii) of this paragraph, and (iv) the representations and warranties of California Micro Devices contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on California Micro Devices and its subsidiaries, and (v) the representations and warranties of California Micro Devices contained in Sections 3.2 and 3.3 of the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), other than immaterial statements or omissions. The Minimum Condition requires that there has been validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, then beneficially owned by ON, Purchaser or any of their direct and indirect wholly-owned subsidiaries, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before June 15, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof. The Offer is also subject to other important conditions set forth in the Offer to Purchase. We have determined and agreed with the Company that neither the HSR Act, nor the antitrust, competition or merger control laws of other jurisdictions, will apply to the acquisition of Shares in the Offer or the Merger.

California Micro Devices has irrevocably granted to ON and the Purchaser the option (the “Top-Up Option”) to purchase from California Micro Devices, at a price per Share equal to the Per Share Amount, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by ON or the Purchaser at the time of such exercise, constitutes one share more than 90% of the total outstanding Shares. The Top-Up Option is subject to certain additional terms and conditions. Upon and the terms and subject to the conditions of the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn pursuant to the Offer, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, ON or any direct or indirect subsidiary of ON, taken together, owns at least 90% of the total outstanding Shares, ON will effect a short-form merger of Purchaser into California Micro Devices, with California Micro Devices surviving in accordance with General Corporation Law of the State of Delaware as soon as practicable.

The term “Expiration Date” means 12:00 midnight, New York City time, on January 26, 2010, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that, unless the Merger Agreement is terminated in accordance with its terms, the Purchaser (i) will extend the expiration date from time to time if (A) any of the conditions to its obligation to purchase Shares is not satisfied (or, in accordance with the Merger Agreement, waived by ON or

Purchaser) on or before the Expiration Date; or (B) if any applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or the staff of the SEC thereof applicable to the Offer requires such extension; (ii) will extend the Expiration Date pursuant clause (i) immediately above for consecutive periods of up to ten business days each (or for such period as may be required by any applicable law, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond March 29, 2010; and (iii) will extend the expiration date for any period required by the rules and regulations of the SEC or the NASDAQ Stock Market applicable to the Offer, including in connection with an increase in the Per Share Amount. However, the Purchaser will not extend the Offer if all of the conditions to the Offer are satisfied or waived and it is permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If the Purchaser has accepted for payment validly tendered Shares in the Offer, but such Shares (together with Shares owned of record by ON, the Purchaser and their direct or indirect subsidiaries) represent less than 90% of the then-outstanding Shares, the Purchaser may provide a subsequent offering period for a number of days determined by the Purchaser not fewer than three and no more than 20 business days following the Expiration Date. No withdrawal rights apply to Shares tendered in a subsequent offering period.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Payment for Shares for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase; (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date of the offer and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 25, 2010; provided, however, that there will be no withdrawal rights during any subsequent offering period. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

California Micro Devices provided the Purchaser with California Micro Devices’ stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on California Micro Devices’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. The receipt of cash by a Non-U.S. Holder (as defined in the Offer to Purchase) of Shares pursuant to the Offer or the Merger will generally be exempt from U.S. federal income tax. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger.

You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:	The Depositary for the Offer is:

199 Water Street, 26th Floor	Computershare Trust Company, N.A.
New York, New York 10038	c/o Voluntary Corporate Actions
Banks and Brokers Call Collect: (212) 440-9800	Suite V
All Others Call Toll-Free: (866) 695-6073	250 Royall Street
Email: calmicinfo@georgeson.com	Canton, Massachusetts 02021

The Dealer Manager for the Offer is:

GCA Savvian Advisors, LLC

150 California Street

San Francisco, California 94111

Call Toll-Free: (800) 218-3780

Email: pac10@gcasavvian.com

December 28, 2009